

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
W. Brian Olson
Chief Executive Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
25242 Arctic Ocean Drive
Lake Forest, CA 92630

> **Re:** **Quantum Fuel Systems Technologies Worldwide, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 29, 2014**
> **File No. 333-198463**

Dear Mr. Olson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. We note that in footnote (1) to your Calculation of Registration Fee table you state that "[s]ecurities registered hereunder may be sold separately or as units with other securities registered hereunder." However, it does not appear that you are registering units. In this regard, we note that you are registering common stock, preferred stock, debt securities warrants and rights. If you intend to register the units as well, please revise the registration fee table to register the units. Also, revise the registration statement to include disclosure regarding the units you are registering. In addition, please revise to include the units in the exhibit 5.1 legal opinion. Alternatively, please revise your disclosure in footnote (1) to remove the reference to units.

Exhibit 5.1

2. We note that Exhibit 5.1 is limited to the General Corporation Law of the State of Delaware. We also note your disclosure on page 14 of the prospectus that "[t]he indenture and debt securities will be governed by, and construed in accordance with, the laws of the State of New York." As such, please have counsel revise Exhibit 5.1 so that it covers the laws of the State of New York. Alternatively, file a separate opinion that covers such laws and have counsel revise Exhibit 5.1 so that it relies upon such opinion regarding the laws of the State of New York. Refer generally to Section II.B.1.e. of Staff Legal Bulletin No. 19, available on our website, at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

                                        Sincerely,

                                        /s/ Susan Block

                                        Susan Block
                                        Attorney-Advisor

cc: <u>Via E-mail</u>
        Thomas M. Rose
        Troutman Sanders LLP